UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

Commission File Number: 001-39155

XP Inc.

(Exact name of registrant as specified in its charter)

Av. Chedid Jafet, 75, Torre Sul, 30th floor,

Vila Olímpia – São Paulo

Brazil 04551-065

+55 (11) 3075-0429

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

 XP INC.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-235755) of XP Inc. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XP Inc.

By:	/s/ Bruno Constantino Alexandre dos Santos
	Name:	Bruno Constantino Alexandre dos Santos
	Title:	Chief Financial Officer

Date: April 15, 2020

 EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated April 15, 2020 – XP Inc. Provides First Quarter 2020 KPIs & Hosts Web Meeting.
99.2	Covid-19 Crisis Update Presentation.